P.E. 2/13/02

02014933

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the report dated ***February 13, 2002***

Sun Life Financial Services of Canada Inc. (the "Company")
(Translation of registrant's name into English)

150 King Street West, Toronto, Ontario, M5H 1J9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F Form 40-F *X*

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No *X*

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- *N/A*

The following documents are attached:

1. A press release issued by the Company on February 13, 2002.

News Release

Sun Life Financial

SUN LIFE FINANCIAL DECLARES INCREASED QUARTERLY SHAREHOLDER DIVIDEND

(TORONTO, February 13, 2002) – The Board of Directors of Sun Life Financial Services of Canada Inc. (NYSE, TSE: "SLC") today declared a quarterly shareholder dividend of $0.14 per share on common shares of the Corporation, payable March 31, 2002, to shareholders of record at close of business on Feb. 26, 2002. This represents an increase of two cents, or 16.7 per cent, per share.

Sun Life Financial released its 2001 unaudited financial results on Feb. 4, 2002. Today, it released its audited financial statements for the year ended Dec. 31, 2001. Copies will be available later today at www.sunlife.com.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1871, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India and Bermuda. As of December 31, 2001 the Sun Life Financial group of companies has total assets under management of CDN $352 billion.

Sun Life Financial Services of Canada Inc. trades on the Toronto (TSE), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol "SLC," and on the London Stock Exchange under ticker symbol "SFC."

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NOTE TO EDITORS: All figures shown in Canadian dollars.

Media contacts:
John Vincic
416-979-6070

Francine Cléroux
514-866-2561

Investor Relations contact:
Thomas Rice
416-204-8163

Shareholder Inquiries contact:
Jo-Anne Archibald
416-979-4108

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Services of Canada Inc.
(Registrant)

Date: February 13, 2002

By: (Signed) "Thomas A Bogart"
Thomas A. Bogart
Executive Vice-President and Chief Legal Officer

105000\104815\UK Outsourcing\Forms\Form 6-K Press Release Jan 14 2002(Signed).doc